UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File No. 0-53646

Novicius Corp. (Formerly: Intelligent Content Enterprises Inc.)

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.       Novicius Corp., Consolidated Financial Statements for the year ended August 31, 2017 and 2016, as filed on Sedar on December 29, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 29, 2017.	NOVICIUS CORP.

	By:	/s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

(Formerly: Intelligent Content Enterprises Inc.)

Consolidated Financial Statements

For the years ended August 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars)

Consolidated Financial Statements

For the years ended August 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders of Novicius Corp. (formerly Intelligent Content Enterprises Inc.):

We have audited the accompanying consolidated financial statements of Novicius Corp. (formerly Intelligent Content Enterprises Inc.), which comprise the consolidated statement of financial position as at August 31, 2017, and the consolidated statement of operations and other comprehensive income (loss), changes in shareholders' deficiency, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Novicius Corp. (formerly Intelligent Content Enterprises Inc.), as at August 31, 2017 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on the Company’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of Novicius Corp. (formerly Intelligent Content Enterprises Inc.) as at August 31, 2016 and 2015, and for the years then ended, were audited by another auditor who expressed an unqualified opinion on those consolidated financial statements in their report dated March 13, 2017.

/s/ MNP LLP
Toronto, Ontario	Chartered Professional Accountants
December 28, 2017	Licensed Public Accountants

F-1

(formerly: Intelligent Content Enterprises Inc.)

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)	August 31, 2017	August 31, 2016

Assets
Current Assets
Cash	$1,040	$449,983
Other receivables	41,007	14,800
Prepaid expenses and deposits	-	17,799
Total current assets	42,047	482,582

Total Assets	$42,047	$482,582

Liabilities and Shareholders’ Deficiency
Current liabilities
Trade and other payables	$529,823	$1,173,231
Total current liabilities	529,823	1,173,231

Total liabilities	529,823	1,173,231

Shareholders’ deficiency
Common shares (Note 11 a)	23,651,529	23,220,683
Share purchase warrants (Note 11 b)	749,866	2,925,837
Share purchase options (Note 11 d)	1,611,450	828,334
Contributed surplus	5,184,363	1,921,743
Accumulated deficit	(31,684,984)	(29,587,246)
Total shareholders’ deficiency	(487,776)	(690,649)

Total Liabilities and Shareholders’ Deficiency	$42,047	$482,582
Going Concern (Note 1 b)
Related Party Transactions and Balances (Note 8)
Discontinued Operations and Dissolution of subsidiary (Note 15)
Subsequent Events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ritwik Uban	/s/ James Cassina
Ritwik Uban, President and Director	James Cassina, Chief Financial Officer and Director

F-2

(formerly: Intelligent Content Enterprises Inc.)

Consolidated Statements of Operations and Other Comprehensive Income (Loss)
For the years ended August 31,
(Expressed in Canadian Dollars)	2017	2016	2015

Continuing operations
Revenue
Advertising revenue	$20,788	$-	$-
Natural gas sales	-	-	53,055
Total revenue	20,788	-	53,055

Expenses
Operating costs	-	-	24,910
Research, content development and technology support	313,106	160,519	-
Hosting, advertising and technology services	71,423	45,272	-
General and administrative	508,241	418,206	89,007
Loss on foreign exchange	1,433	21,890	415,345
Stock based compensation (Note 11 e)	1,614,605	615,924	84,520
Stock based compensation-non employees (Note 11 e)	235,393	-	28,173
Anti-dilution fees (Note 11 b (j) and Note 11 b (k))	186,832	-	-
Gain on derecognition of financial liabilities (Note 15)	(893,990)	-	-
Impairment loss on secured note receivable (Note 7)	81,483	-	-
Gain on disposal of subsidiary (Note 15 b)	-	(68,489)	(615,881)
Gain on expiry of derivative liabilities (Note 10)	-	(281,210)	(1,258,206)
Interest	-	12,812	280,299
Loss on settlement of debt (Note 8 and 9)	-	12,489,249	-
Impairment loss on marketable securities (Note 6)	-	120,125	-
Gain on derivative liabilities (Note 10)	-	-	(2,653,591)
Marketing and public relations	-	-	(22,800)
Accretion of convertible secured note (Note 9)	-	-	475,755
Gain on settlement of litigation	-	-	(120,125)
	2,118,526	13,534,298	(3,272,594)

Net income (loss) from continuing operations	(2,097,738)	(13,534,298)	3,325,649
Net income (loss) from discontinued operations net of tax (Note 15)	-	2,711	(4,762,461)
Net loss	(2,097,738)	(13,531,587)	(1,436,812)

Other comprehensive income (loss) to be re-classified to operations
Impairment loss on marketable securities (Note 6)	-	110,525	(110,525)
Foreign currency translation
Discontinued operations	-	-	(4,692)
Total other comprehensive income (loss)	-	110,525	(115,217)

Net loss from operations and other comprehensive income (loss)	$(2,097,738)	$(13,421,062)	$(1,552,029)

Earnings (loss) per share, basic
Continuing operations	$(0.788)	$(6.516)	$12.006
Discontinued operations	$0.000	$0.001	(17.194)
Total loss per share, basic	$(0.788)	$(6.515)	$(5.188)

Earnings (loss) per share, diluted
Continuing operations	$(0.788)	$(6.516)	$8.855
Discontinued operations	$0.000	$0.001	(17.194)
Total (loss) per share, diluted	$(0.788)	$(6.515)	($8.339)

Weighted average shares outstanding, basic	2,663,614	2,077,096	276,989
Weighted average shares outstanding, diluted	2,663,614	2,077,096	375,551

The accompanying notes are an integral part of these consolidated financial statements

F-3

(formerly: Intelligent Content Enterprises Inc.)

Consolidated Statements of Changes in Shareholders’ Deficiency

For the years ended August 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars)

	SHARE CAPITAL Number of Common Shares*	SHARE CAPITAL Common Shares	SHARE PURCHASE WARRANTS	SHARE PURCHASE OPTIONS	CONTRI- BUTED SURPLUS	FOREIGN CURRENCY TRANS- LATION RESERVE	AVAIL- ABLE FOR SALE RESERVE	ACCU- MULATED DEFICIT	TOTAL SHARE- HOLDERS’ EQUITY (DEFICIENCY)
		$	$	$	$	$	$	$	$
Balance, August 31, 2014	277,295	9,072,181	1,970,968	170,972	680,599	4,692	-	(14,618,847)	(2,719,435)
Stock options expired	-	-		(11,112)	11,112	-	-	-	-
Warrants expired	-	-	(1,169,889)	-	1,169,889	-	-	-	-
Stock based compensation	-	-	-	112,693	-	-	-	-	112,693
Shares to be issued as debt extinguishment	100,000	925,611	-	-	-	-	-	-	925,611
Unrealized loss on marketable securities	-	-	-	-	-	-	(110,525)	-	(110,525)
Foreign currency translation
-discontinued operations	-	-	-	-	-	(4,692)	-	-	(4,692)
Net loss for the period, continuing operations	-	-	-	-	-	-	-	3,325,649	2,067,443
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	(4,762,461)	(4,762,461)
Balance, August 31, 2015	377,295	9,997,792	801,079	272,553	1,861,600	-	(110,525)	(16,055,659)	(3,233,160)
Item re-classified to statements of operations:								-
-loss on marketable securities	-	-	-	-	-	-	110,525	-	110,525
Shares issued as debt extinguishment	954,311	6,371,457	-	-	-	-	-	-	6,371,457
Shares issued as private placement	500,000	50,000	-	-	-	-	-	-	50,000
Shares issued as anti-dilution provision	1,032,998	5,034,157	1,862,643	-	-	-	-	-	6,896,800
Units issued as private placement	10,000	9,044	20,956	-	-	-	-	-	30,000
Units issued as private placement	23,636	133,271	126,729	-	-	-	-	-	260,000
Units issued as debt extinguishment	150,519	638,295	582,414	-	-	-	-	-	1,220,709
Exercise of warrants	51,868	986,667	(467,984)	-	-	-	-	-	518,683
Stock options expired	-	-	-	(60,143)	60,143	-	-	-	-
Stock based compensation	-	-	-	615,924	-	-	-	-	615,924
Net loss for the period, continuing operations	-	-	-	-	-	-	-	(13,534,298)	(13,534,298)
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	2,711	2,711
Balance, August 31, 2016	2,650,627	23,220,683	2,925,837	828,334	1,921,743	-	-	(29,587,246)	(690,649)
Stock based compensation	-	-	-	1,849,998	-	-	-	-	1,849,998
Units issued as private placement	7,692	30,233	19,767	-	-	-	-	-	50,000
Stock options expired	-	-	-	(1,066,882)	1,066,882	-	-	-	-
Warrants expired	-	-	(2,195,738)	-	2,195,738	-	-	-	-
Shares issued as settlement of shareholder advances	1,187,672	213,781	-	-	-	-	-	-	213,781
Shares issued as anti-dilution provision	1,420,809	184,705	-	-	-	-	-	-	184,705
Units issued as anti-dilution provision	16,364	2,127	-	-	-	-	-	-	2,127
Net loss for the period, continuing operations	-	-	-	-	-	-	-	(2,097,738)	(2,097,738)
Balance, August 31, 2017	5,283,164	23,651,529	749,866	1,611,450	5,184,363	-	-	(31,684,984)	(487,776)

*Reflects the May 26, 2017 one (1) for ten (10) consolidation and the February 1, 2016, one (1) for ten (10) consolidation

The accompanying notes are an integral part of these consolidated financial statements

F-4

(formerly: Intelligent Content Enterprises Inc.)

Consolidated Statements of Cash Flows
For the years ended August 31, (Expressed in Canadian Dollars)	2017	2016	2015

Cash provided by (used in)
Operating activities
Net income (loss) from continuing operations	$(2,097,738)	$(13,534,298)	$3,325,649
Net income (loss) from discontinued operations (Note 15)	-	2,711	(4,762,461)
Net loss	(2,097,738)	(13,531,587)	(1,436,812)
Items not involving cash:
Stock based compensation (Note 11 e)	1,849,998	615,924	112,693
Anti-dilution fees	186,832	-	-
Gain on derecognition of financial liabilities (Note 15)	(893,990)	-	-
Impairment loss on secured note receivable (Note 7)	81,483	-	-
Loss on settlement of debt (Note 8 and Note 9)	-	12,489,249	-
Impairment loss on marketable securities (Note 7)	-	120,125	-
Gain on disposal of subsidiary (Note 16)	-	(68,489)	(615,881)
Gain on expiry of derivative liabilities (Note 10)	-	(281,210)	(1,258,206)
Depletion and accretion	-	-	1,498
Gain on derivative liabilities (Note 10)	-	-	(2,653,591)
Accretion of secured note	-	-	475,755
Decommissioning obligation expenditure	-	-	(205)
Gain on settlement of litigation	-	-	(120,125)
Unrealized loss on marketable securities	-	-	167,815
Impairment loss on exploration and evaluation assets (Note 15 a)	-	-	4,490,045
Working capital adjustments:
(Increase) decrease in other receivables	(26,202)	4,586	124,753
Increase in trade and other payables	250,577	198,704	153,479
Decrease in prepaid expenses and deposits	17,799	14,138	12,899
Decrease in deferred revenue	-	-	(177,804)
Net cash used in operating activities	(631,241)	(438,560)	(723,687)

Investing activities
Secured note receivable (Note 6)	(81,483)	-	-
Additions to exploration and evaluations assets	-	-	(109,874)
Net cash used in investing activities	(81,483)	-	(109,874)

Financing activities
Shares issued as settlement of shareholder advances	213,781	-	-
Private placement of units	50,000	290,000	-
Warrants exercised		518,683	-
Private placement of shares	-	50,000	-
Shareholders’ loans	-	-	502,908
Loans payable	-	-	196,998
Net cash provided by financing activities	263,781	858,683	699,906

Increase (decrease) in cash for the year	(448,943)	420,123	(133,655)
Net effect of exchange rate changes on cash	-	(2,332)	62,632
Cash, beginning of year	449,983	32,192	103,215
Cash, end of year	$1,040	$449,983	$32,192

The accompanying notes are an integral part of these consolidated financial statements

F-5

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

1.	a)	Nature of Business

Novicius Corp., (formerly: Intelligent Content Enterprises Inc.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“Novicius” or the “Company”). The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary, DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company has developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

The Company's registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on the OTCQB under the symbol NVSIF and on the Canadian Securities Exchange under the symbol NVS.

The consolidated financial statements include the accounts of Novicius, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc. incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc. incorporated in the Province of Ontario on February 29, 2016, (“DoubleTap”).

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 (Note 15).

b)	Going Concern

These consolidated financial statements (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of developing its advertising platform and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of development, content creation and marketing of its platform.

Due to continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. As at August 31, 2017, the Company has working capital deficiency of $487,776 (2016: working capital deficiency $690,649) and an accumulated deficit of $31,684,984, (2016: $29,587,246). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. The Consolidated Financial Statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

F-6

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

2.	Basis of Preparation

Statement of Compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The policies applied in these Consolidated Financial Statements are based on IFRS issued and outstanding as of January 1, 2017. The Board of Directors approved the Consolidated Financial Statements on December 28, 2017.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the parent Novicius and its wholly owned subsidiaries ICE Studio and DoubleTap is Canadian dollars.

3.	Summary of Significant Accounting Policies

Basis of Consolidation

Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. The Consolidated Financial Statements include the accounts of the Company, the legal parent, together with its wholly-owned subsidiaries, Ice Studio and DoubleTap.

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exists which is when a contract or sales order is signed by both parties, delivery has occurred, ownership has been transferred to the customer, price is fixed or determinable and ultimate collection is reasonably assured at the time of delivery.

Revenue from advertising revenue were recognized when services were provided.

Foreign Currency

Items included in the Consolidated Financial Statements of each of the Company’s wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in profit or loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under other comprehensive income.

F-7

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Significant Accounting Estimates and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the Consolidated Financial Statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the Consolidated Financial Statements are:

Going Concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is an uncertainty regarding the Corporation’s ability to continue as a going concern (see Note 1 b).

Fair value of financial instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Fair Value of Derivative Liabilities

The Company is exposed to risks related to changes in its share prices, foreign exchange rates, interest rate and volatility rates used to determine the estimated fair value of its derivative liabilities. In the determination of the fair value of these instruments, the Company utilizes certain independent values and, when not available, internal financial models which are based primarily on observable market data. Management’s judgment is required in the development of these models. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Settlement of Debt with Equity Instruments

Equity instruments issued to a creditor to extinguish a financial liability are measured at the fair value of the equity instruments at the date the financial liability is extinguished. The Company estimates the fair value of warrants using the Binomial Lattice pricing model and further assumptions including the expected life, volatility, discount rates and dividend yield. The fair value of the units comprising shares and warrants issued in connection with the extinguishment of a financial liability are then prorated to the total market value of the common shares.

Fair Value of Stock Based Compensation and Warrants

In determining the fair value of share based payments the calculated amounts are not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

F-8

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Income Tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made

Earnings (Loss) per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted earnings per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Discontinued Operations

A discontinued operation is a component of the Company's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Effective August 31, 2015, the Company assigned all of its right, title and interest in Zavala Inc., as partial settlement of a secured convertible note payable and effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta and accordingly their operations have been treated as discontinued operations.

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

Financial assets and financial liabilities at “fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of operations. Transaction costs are expensed when incurred. The Company has classified cash and derivative liabilities as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest rate method of amortized cost. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss”. The Company has classified trade and other payables as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. The Company has classified its marketable securities as “available for sale”.

Cash

Cash in the statement of financial position comprise cash held in banking institutions.

F-9

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are available-for-sale, which could be based on quoted closing bid ask spread prices or other measures for unquoted instruments. Adjustments to the fair value of the marketable securities at the financial position date are recorded to other comprehensive income until re-classified to the statement of operations.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its i) anti-dilution units issued; and ii) its previous secured convertible note payable; and iii) share purchase warrants with a US Dollar exercise price.

i)             The Company has issued Units that contain an anti-dilution provision such that if within 18 months of the issue date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than issue price (the “Adjusted Price”) the Holder shall be entitled to receive (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under the agreement will equal the number of Units that the Holder would otherwise be entitled to receive had the transaction occurred at the Adjusted Price. The anti-dilution provision is considered a derivative and requires fair value measurement at each reporting period. During the reporting periods August 31, 2016 and 2015 the Company determined that based on the market price being greater than the issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

ii)            The Company had a secured convertible note payable that had a conversion feature which could convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit was the lesser of a price equal to the 30-day rolling weighted average price of the Company’s common shares as of the date of conversion, less 20% or US$0.80 per share the (“Conversion Unit”). The terms and features of the conversion met the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contained a variable exercise/conversion price, the Conversion Unit met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit was a derivative liability that required fair value measurement each reporting period. The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the Conversion Unit.

iii)           In prior years, the Company had issued share purchase warrants with an exercise price in US dollars, rather than Canadian dollars (the functional currency of the Company). Such share purchase warrants are derivative instruments and the Company was required to re-measure the fair value at each reporting date. The fair value of these share purchase warrants are re-measured at each reporting date using the Black-Scholes option pricing model with changes recorded to the statement of operations.

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the statement of operations. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

F-10

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Income tax

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The Company uses the fair value method for accounting for share-based awards to employees and non-employees.

The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest.

The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of the common shares is estimated and the fair value of the warrants issued is estimated using an option pricing model. The fair value is then prorated to the total of the net proceeds received on issuance of the common shares and the warrants.

4.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

F-11

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018, and is currently assessing the impact of this new standard on the Consolidated Financial Statements.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the Consolidated Financial Statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases ("IFRS 16") which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is assessing the impact of this new standard on the Consolidated Financial Statements.

(iv) Amendments to IFRS 2 - Classification and measurement of Share-based payment transactions ("IFRS 2"):

On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and
-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company intends to adopt the amendments to IFRS 2 in its Consolidated Financial Statements for the annual period beginning on September 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRIC 22 – Foreign currency transactions and advance consideration: IFRIC was issued in December 2016 to provide guidance on accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The new interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the interpretation on its consolidated financial statements.

5.	Segmented Information

The Company’s reportable and geographical segments are Canada and previously the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States.

F-12

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

The following tables show information regarding the Company’s reportable segments:

For the year ended August 31, 2017	Canada $	United States $	Total $
Revenue, continuing operations	20,788	-	20,788
Net loss, continuing operations	(2,097,738)	-	(2,097,738)
Net loss	(2,097,738)	-	(2,097,738)

For the year ended August 31, 2016	Canada $	United States $	Total $
Net loss, continuing operations	(13,534,298)	-	(13,534,298)
Net income (loss), discontinued operations	8,731	(6,020)	2,711
Net loss	(13,525,567)	(6,020)	(13,531,587)

For the year ended August 31, 2015	Canada $	United States $	Total $
Revenue, continuing operations	53,055	-	53,055
Net income, continuing operations	3,325,649	-	3,325,649
Net loss, discontinued operations	-	(4,762,461)	(4,762,461)
Net loss	3,325,649	(4,762,461)	(1,436,812)

As at August 31, 2017	Canada $	United States $	Total $
Total Assets	42,047	-	42,047
Total Liabilities	(529,823)	-	(529,823)

As at August 31, 2016	Canada $	United States $	Total $
Total Assets	482,582	-	482,582
Total Liabilities	(1,173,231)	-	(1,173,231)

6.	Marketable Securities

As at August 31, 2017, the Company held 1,200,000 common shares in Stratex Oil & Gas Holdings, Inc. (“Stratex”). As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive income (loss) in the amount of $110,525. For the year ended August 31, 2016, the Company re-classified the impairment of $110,525 from other comprehensive income (loss) to the statement of operations and recorded a further impairment of $9,600 as a result of the Stratex common shares being fair valued at $Nil.

Market value on acquisition	$120,125
Change in fair value	(110,525)
Market value, August 31, 2015	$9,600
Impairment	(9,600)
Market value, August 31, 2017 and 2016	$-

7.	Secured Note Receivable

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 ($81,483 as at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment in full of the Secured Note from Catch Star. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount.

F-13

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

8.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	August 31, 2017	August 31, 2016	August 31, 2015
Short term employee benefits (1) (2)	$129,981	$60,000	$150,000
Stock based compensation (3)	1,614,605	615,924	84,520
	$1,734,586	$675,924	$234,520

The following balances owing to the President and Chief Financial Officer of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2017	August 31, 2016
Short term employee benefits payable (1)(2)	$101,500	$40,000
	$101,500	$40,000

(1)	The Company accrued management fees to the Chief Financial Officer of the Company at a rate of $5,000 per month during fiscal 2017 and 2016 ($12,500 per month during fiscal 2015).
(2)	On September 9, 2016, the Company entered into an employment agreement with the President of the Company under which the Company agreed to pay to the President, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options (Note 12 e). Effective May 21, 2017, the Company and the President agreed to amend the terms of the employment agreement, by reducing the President’s base salary to $10.00 annually, allowing the President to contract his services to Torinit contemporaneous with his continued employment with the Company and providing a top up provision of up to $1,500 in a month from the Company if the gross compensation earned by the President from Torinit during June, July and August of 2017 (the “Period”), reduces the overall compensation earned by the President below $7,500 in any such month during the Period.
(3)	On November 12, 2014, the Company granted options to purchase 7,500 common shares to three directors. On April 1, 2016, the Company granted options to purchase 30,000 common shares to a director. On September 9, 2016 and November 1, 2016, the Company granted options to purchase 130,000 and 50,000 common shares to officers and directors (Note 11 e).

On September 1, 2016, the Company entered into an agreement for a period of 12 months with Torinit Technologies Inc., (“Torinit”) to provide dedicated resource augmentation to DoubleTap in an effort to optimize user experience while navigating through the http://DoubleTap.co website and drive traffic growth by engaging users across all demographics (the “Torinit Services”). As consideration for the Torinit Services, the Company agreed to compensate Torinit the sum of $8,000 per month based on 320 hours per month for a 12 month period. Dikshant Batra, a director of the Company, is also the President, a director and major shareholder of Torinit. As at August 31, 2017, included in trade and other payables is $23,961 due to Torinit.

As at August 31, 2017, the amount of directors’ fees included in trade and other payables was $10,200 (August 31, 2016: $7,100). On February 29, 2016, Mr. Klyman, a former director of the Company agreed to convert outstanding directors’ fees due to him of $7,400 into 2,467 units of the Company (Note 9 and 11 b (a)).

As at August 31, 2017 and 2016, the Company had a promissory note payable to the former President of the Company of $Nil. For the year ended August 31, 2016, the Company recorded interest on the promissory note of $496 (August 31, 2015: $838). On February 26, 2016, the former President assigned the promissory note of $10,000 and all accumulated interest due in the amount of $113,844 to an arms-length third party. The note was due on demand with interest at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the former President 114,009 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the former President converted $38,239 in outstanding debt into 12,746 units in the capital of the Company (Note 9 and 11 b (a)).

F-14

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest payable to Core Energy Enterprises Inc. (“Core”) in the aggregate amount of $362,793 through the issuance of 274,243 common shares in the capital of the Company. The fair value of the common shares of $1,830,983 was recorded as an increase to common shares and $1,468,190 was recorded as a loss on settlement of debt in the statement of operations. The CFO of the Company is a major shareholder, officer and a director of Core (Note 10 and 11 b (a)).

9.	Secured Note Payable, Shareholders’ Loans, Notes Payable and Debt Conversion

Secured Note Payable

As at August 31, 2014, the Company had a secured convertible promissory note payable to Benchmark Enterprises LLC. (“Benchmark”) with a face value of $1,322,347 (US$1,216,175) with an interest rate of 10% (the “Note”). The Note was being accreted up to its face value over the life of Note, based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note due in the amount $1,608,149 plus interest of $154,179, totaling $1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
2.	Issuance of 1,000,000 shares of common stock of the Company.

As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been derecognized from the Company’s Consolidated Financial Statements as at August 31, 2015 (Note 16 a). The fair value of the common shares was determined to be equal to the fair value of the secured note settled The following table presents the effect of the extinguishment of the Note on the Consolidated Financial Statements of the Company:

August 31, 2015
Secured note payable settled	$1,608,149
Interest payable settled	154,179
Net assets and liabilities of Zavala Inc. transferred (Note 16 a)	(836,717)
Common shares issued (Note 13 b (b))	(925,611)
$-

F-15

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Shareholder Loans

As at August 31, 2017 and 2016 the Company had shareholders’ loans payable of $Nil.

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 147,571 units in the capital of the Company. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $8.00 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. Effective November 18, 2015, the Company issued a total of 103,299 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015
Market value on valuation date	$6.60
Contractual exercise rate	$10.00
Term	1.79 Years
Expected market volatility	183.30%
Risk free rate using zero coupon US Treasury Security rate	0.90%

Loans Payable

As at August 31, 2017 and 2016 the Company had loans payable of $Nil. For the year ended August 31, 2016, the Company recorded interest on the loans payable of $4,945. Effective November 18, 2015, the Company converted loans and interest due in the aggregate amount of $899,660 through the issuance of 680,068 common shares in the capital of the Company. The fair value of the common shares of $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations (Note 11 b).

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.03% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount.

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the units of $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

F-16

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

February 29, 2016
Market value on valuation date	$8.10
Contractual exercise rate	$3.50
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

10.	Derivative Liabilities

As at August 31, 2017, the Company had no derivative warrant liabilities. As at August 31, 2016, the Company had 175,000 derivative warrant liabilities outstanding with a fair value of $Nil. As at August 31, 2017, the Company recorded a gain on expiry of derivative warrant liabilities of $Nil (August 31, 2016: $281,210). The Company had warrants issued with a cashless exercise price and warrants issued with an exercise price in US dollars which was different from the functional currency of the Company and accordingly the warrants were treated as a financial liabilities. The fair value movement during the periods were recognized in the profit or loss. The following table sets out the changes in derivative warrant liabilities during the respective periods:

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2014	7,439	1,325,307	US 370.40
Warrants expired	(6,134)	(1,258,206)	US (460.66)
Change in fair value estimates	-	214,109	-
As at August 31, 2015	1,305	281,210	US 466.66
Warrants expired	(1,305)	(281,210)	-
Warrants issued	175,000	-	-
As at August 31, 2016	175,000	-	15.00
Warrants expired	(175,000)	-	-
As at August 31, 2017	-	-	-

On September 25, 2015, 1,305 warrants expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On June 22, 2016, the Company entered into a consulting agreement and issued 175,000 common share purchase warrants exercisable at $15.00 with a cashless exercise option. At August 31, 2016, the Company determined that it would not continue with the agreement and it was suspended and on January 15, 2017, the agreement was mutually terminated no warrants were exercised.

As at August 31, 2017, no derivative warrants liabilities were outstanding. The following tables set out the number of derivative warrant liabilities outstanding as at August 31, 2016 and 2015, respectively:

Number of Warrants 2016	Exercise Price CDN ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value ($)
175,000	1.50	January 15, 2017	0.13	-

F-17

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Number of Warrants 2015	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value ($)
1,125	500.00	September 25, 2015	0.07	220,640
180	250.00	September 25, 2015	0.07	60,570
1,305			0.07	281,210

11.	Share Capital and Reserves

The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The consolidated financial statements have been adjusted to reflect these consolidations accordingly.

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2015	377,295	9,997,792
Common shares issued as debt extinguishment (Note 11 b (a))	954,311	6,371,457
Common shares issued as private placement (Note 11 b (b))	50,000	50,000
Common shares issued as anti-dilution provision (Note 11 b (c))	1,032,998	5,034,157
Common shares issued as private placement (Note 11 b (d))	10,000	9,044
Common shares issued as debt extinguishment (Note 11 b (e))	150,519	638,295
Common shares issued on exercise of warrants (Note 11 b (f))	51,868	986,667
Common shares issued as private placement (Note 11 b (g))	23,636	133,271
Balance August 31, 2016	2,650,627	23,220,683
Common shares issued as private placement (Note 11 b (h))	7,692	30,233
Common shares issued as settlement of shareholder advances (Note 11 b (i))	1,187,672	213,781
Common shares issued as anti-dilution provision (Note 11 b (j))	1,420,809	184,705
Common shares issued as anti-dilution provision (Note 11 b (k))	16,364	2,127
Balance August 31, 2017	5,283,164	23,651,529

Preferred Shares Issued:

As at August 31, 2017 and August 31, 2016, there were no preferred shares issued.

F-18

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2017		August 31, 2016
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of year	722,572	-	73,786	-
Warrants issued (Note 11 b (c))	-	-	516,499	-
Warrants issued (Note 11 b (d))	-	-	10,000	-
Warrants issued (Note 11 b (e))	-	-	150,519	-
Warrants exercised (Note 11 b (f))	-	-	(51,868)	-
Warrants issued (Note 11 b (g))	-	-	23,636	-
Warrants issued (Note 11 b (h))	7,692	-	-	-
Warrants issued (Note 11 b (k))	16,364	-	-	-
Warrants expired (Note 11 b (l))	(538,417)	-	-	-
Balance, end of year	208,211	$5.27	722,572	$8.60

(a)           Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 954,311 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares and $5,109,004 was recorded as a loss on settlement of debt in the consolidated statement of operations (Note 9).

(b)           Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 50,000 common shares in the capital of the Company at a purchase price of $1.00 per share.

(c)           Effective November 18, 2015, the Company issued 1,032,998 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the consolidated statement of operations (Note 9).

(d)           On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 10,000 units in the capital of the Company at a purchase price of $3.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the units of $30,000 was allocated to common shares $9,044 and the amount allocated to warrants component using a Binomial Lattice model was $20,956.

(e)           On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the Units of $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations.

F-19

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

(f)           During the year ended August 31, 2016, 51,868 common share purchase warrants were exercised at $10.00 for proceeds of $518,683. The amount allocated to warrants using a Binomial Lattice model was $467,984.

(g)          On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $12.50 until August 31, 2019. The Subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. At August 31, 2016, the Company determined that based on the market price of the Company’s common shares being greater than the Unit issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability (Note 9, Note 11 b (j) and Note 11 b (k)).

The fair value of the units of $260,000 was allocated to common shares in the amount of $133,271 and the amount allocated to warrants using a Binomial Lattice model was $126,729. The assumptions utilized in the Binomial Lattice process for the common share purchase warrants were as follows:

August 31, 2016
Market value on valuation date	$13.10
Contractual exercise rate	$12.50
Term	3 Years
Expected market volatility	152.78%
Risk free rate using zero coupon US Treasury Security rate	0.92%

(h)           On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units ($50,000) was allocated to common shares $30,233 and the amount allocated to warrants component using a Binomial Lattice model was $19,767.

(i)            Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital of the Company at a price of $0.18 per share.

(j)            Pursuant to the August 31, 2017, settlement of shareholder advances of $213,781 (Note 11 b (i), effective August 31, 2017, the Company issued 1,420,809 common shares in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. The fair value of $184,705 was calculated on the previous day’s closing price of the Company’s common shares and allocated to common shares and anti-dilution fees in the consolidated statement of operations (Note 11 b (g)).

(k)           Pursuant to the November 30, 2016, private placement of $50,000 (Note 11 b (h), effective August 31, 2017, the Company issued 16,364 Units in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units of $2,127 was allocated to common shares and anti-dilution fees in the consolidated statement of operations. No value was allocated to warrants based on the Binomial Lattice model (Note 11 b (g)).

F-20

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

(l)            On August 31, 2017, 538,417 common share purchase warrants exercisable at $10.00 expired. The amount allocated to warrants based on the Binomial Lattice model was $2,195,738 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at August 31, 2017 and August 31, 2016, respectively:

Number of Warrants 2017	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	1.50	603,370
23,636	$12.50	August 31, 2019	2.00	126,729
24,056	$10.00	November 30, 2019	2.25	19,767
208,211			1.64	749,866

Number of Warrants 2016	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
538,417	$10.00	August 30, 2017	1.00	2,195,738
160,519	$3.50	March 1, 2019	2.50	603,370
23,636	$12.50	August 31, 2019	3.00	126,729
722,572			1.40	2,935,837

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31,
	2017	2016	2015
Weighted Average Shares Outstanding, basic	2,663,614	2,077,096	276,989
Weighted Average Shares Outstanding, diluted	2,663,614	2,077,096	375,551

At August 31, 2017, there were 155,000 stock options and 208,211 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)            Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price $
Balance, August 31, 2015	11,000	25.00
Expired	(2,700)	23.00
Granted	30,000	(21.90)
Balance, August 31, 2016	38,300	22.80
Granted	200,000	12.05
Expired	(83,300)	(13.63)
Balance, August 31, 2017	155,000	13.87

F-21

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

The following table is a summary of the Company's stock options outstanding and exercisable as at August 31, 2017 and August 31, 2016, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$12.00	5,000	2.20	November 11, 2019	5,000	0.50
$15.00	70,000	4.02	September 8, 2021	35,000	3.79
$13.00	80,000	4.02	September 8, 2021	80,000	4.38
	155,000	3.95		85,000	13.87

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$160.00	600	0.50	February 17, 2017	600	2.51
$160.00	200	0.27	December 8, 2016	200	0.84
$12.00	5,000	3.20	November 11, 2019	5,000	1.57
$12.00	2,500	0.27	December 8, 2016	2,500	0.78
$21.90	30,000	0.27	December 8, 2016	30,000	17.10
	38,300	4.48		38,300	22.80

e)	Stock Based Compensation

Employees

On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $706,178.

On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options, 35,000 vest on September 8, 2017 and 35,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $613,532.

On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. The Company recorded non-cash stock based compensation expense of $294,895.

Non Employees

On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $235,393.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

F-22

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

	November 1, 2016	September 9, 2016
Weighted average fair value per option	$5.90	$11.70
Weighted average risk free interest rate	0.68%	0.59%
Forfeiture rate	0%	0%
Weighted average expected volatility	156.70%	152.32%
Expected life (years)	5	5
Dividend yield	Nil	Nil
Stock price on the date of grant	$6.40	$12.90

12.	Non-Cash Transactions

The following table summarizes the non-cash transactions for the years set out:

Non-cash transactions	August 31, 2017 ($)	August 31, 2016 ($)	August 31, 2015 ($)
Stock based compensation (Note 11 e)	1,849,998	615,924	112,693
Stock options expired (Note 11 d)	(1,066,882)	(60,143)	(11,112)
Warrants expired	(2,195,738)	-	(1,169,889)
Units issued as anti-dilution provision (Note 10)	184,705	6,896,800	-
Shares issued as anti-dilution provision (Note 10)	2,127	-
Shares issued to settle debt (Note 9 and 10)	-	6,371,457	-
Derivative warrants expired (Note 11)	-	(281,210)	(1,258,206)
Units issued as debt extinguishment (Note 10)	-	1,220,709	-
Debt settled in exchange of property	-	(277,473)
Shares to be issued to settle debt	-	-	925,611
Disposal of decommissioning obligation	-	-	135,064

13.	Financial Instruments and Concentration of Risks

Financial instruments are measured at fair value on initial recognition of the instrument. The types of risk exposure to the Company’s financial instruments and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and cash and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. At August 31, 2017, trade and other receivables amounts are $Nil (August 31, 2016: $Nil). At August 31, 2017, included in other receivables is HST due from the Government of Canada in the amount of $41,007 (August 31, 2016: $14,800).

Concentration risk exists in cash because cash balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank and all amounts are due on demand.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2017 ($)	August 31, 2016 ($)
Cash	1,040	449,983
Balance	1,040	449,983

F-23

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned opportunities or that viable options are available to fund such opportunities from new equity issuances or alternative sources of financings. As a company without significant revenue, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that such financing terms may not be acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2017	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	529,823	529,823	-	-	-
Total	529,823	529,823	-	-	-

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	-	-	-
Total	1,173,231	1,173,231	-	-	-

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

(i)           Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The Company operates in Canada and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars as at the year-end set out below:

	August 31, 2017 ($)	August 31, 2016 ($)
Cash	77	6,157
Prepaid expenses and deposits	-	7,814
Trade and other payables	(38,777)	(26,322)
Net assets (liabilities) denominated in US$	(38,700)	(12,351)
Net assets (liabilities) CDN dollar equivalent at period end (1)	(48,514)	(16,209)

(1)       Translated at the exchange rate in effect at August 31, 2017 $1.2536 (August 31, 2016 $1.3124)

F-24

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

The following table shows the estimated sensitivity of the Company’s total loss for the periods set out from a change in the US dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2017		August 31, 2016
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total loss from a change in % in the US Exchange Rate ($)		In total loss from a change in % in the US Exchange Rate ($)
5%	(3,041)	3,041	(1,064)	1,064
10%	(6,082)	6,082	(2,127)	2,127
15%	(9,123)	9,123	(3,191)	3,191

(ii)       Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

(iii)       Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, secured note receivable and trade and other payables. The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		August 31, 2017		August 31, 2016
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	1	1,040	1,040	449,983	449,983
Other financial liabilities:
Trade and other payables		529,823	529,823	1,173,231	1,173,231

Cash is stated at fair value (Level 1 measurement). The carrying value of trade and other payables approximate their fair value due to the short-term maturity of these financial instruments.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to fund its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow. As such, the Company is dependent upon future financings in order to maintain liquidity and will be required to issue equity or issue debt.

F-25

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at August 31, 2017 and 2016, the Company considered its capital structure to be comprised of shareholders’ deficiency.

14.	Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory tax rate of 26.5% to the effective tax rate is as follows:

	2017	2016	2015
Net loss before recovery of income taxes	$2,097,738	$13,531,587	$1,436,812
Expected income tax (recovery) expense	(555,901)	(3,585,871)	(380,755)
Share based compensation and non-deductible expenses	302,853	-	-
Debt forgiveness	236,907	-	-
Non-taxable items and others	-	3,458,054	230,893
Change in tax benefits not recognized	16,141	127,817	149,862
Income tax (recovery) expense	$-	$-	$-

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2017	2016	2015
Non-capital losses carried forward - Canada	$5,154,600	$1,313,096	$1,187,152
Share issue costs	16,790	5,621	3,748
Capital losses carry forwards	-	28,070	28,070
Oil and gas interests	-	76,713	76,713
Unrecognized deferred tax asset	$5,171,390	$1,423,500	$1,295,683

The Company’s Canadian non-capital losses expire as follows:

2030	703,290
2031	648,300
2032	1,200,570
2033	870,780
2034	662,600
2035	258,560
2036	766,380
2037	44,120
$5,154,600

F-26

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

15.	Discontinued Operations and Dissolution of Subsidiary

a)	Discontinued Operations of Eagleford Energy, Zavala Inc.

In accordance with the terms of a Secured Note and a General Security Agreement, the Company and Benchmark Enterprises Inc., (“Benchmark”) entered into a Settlement and Exercise of Security Agreement effective August 31, 2015 for the extinguishment of the Secured Note and Interest in the amount of $1,762,328. The Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc. and issued 100,000 common shares of the Company to Benchmark.

As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. had been derecognized from the Company’s Consolidated Financial Statements as at the effective date (August 31, 2015) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows. Upon the disposition of Zavala Inc., the Company realized a foreign exchange translation gain of $615,881. The following table presents the consolidated statements of operations and other comprehensive income (loss) of Zavala Inc., for the years set out:

	August 31, 2016	August 31, 2015
Expenses
Accretion	$-	$1,498
General and administrative	6,020	73,347
Bad debt expense	-	29,756
Impairment loss on marketable securities	-	167,815
Impairment loss on exploration and evaluation assets	-	4,490,045
Loss from discontinued operations	(6,020)	(4,762,461)
Foreign currency translation	-	(4,692)
Total loss from discontinued operations	$(6,020)	$(4,767,153)
Loss per share from discontinued operations, basic and diluted	$(0.000)	$(17.194)

The following table presents the consolidated statements of cash flows of Zavala Inc. for the periods set out:

	August 31, 2016	August 31,2015
Cash provided by (used in)
Operating activities
Net loss from discontinued operations	$(6,020)	$(4,762,461)
Accretion	-	1,498
Impairment loss on marketable securities	-	167,815
Impairment loss on exploration and evaluation assets	-	4,490,045
Net changes in non-cash working capital
Accounts receivable	-	79,790
Accounts payable	-	(58,979)
Deferred revenue	-	(177,804)
Cash provided by (used in) operating activities, discontinued operations	(6,020)	(260,096)
Investing activities
Additions to exploration and evaluation assets, net	-	(109,874)
Cash used in investing activities, discontinued operations	-	(109,874)
Financing activities
Loans payable	-	279,053
Cash provided by financing activities, discontinued operations	-	279,053
Net cash provided by (used in) discontinued operations	$(6,020)	$(90,917)

F-27

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

The following table presents the effect of the disposal of Zavala Inc., on the Consolidated Statement of Financial Position of the Company at the effective date:

August 31, 2015
Accounts receivable	$658
Restricted cash	33,058
Marketable securities	10,578
Exploration and evaluation assets	1,212,996
Provisions	(135,064)
Loan payable	(279,053)
Accounts payable	(6,456)
Net assets and liabilities of Zavala Inc.	$836,717

b)       Discontinued operations of 1354166 Alberta Ltd.

The Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta for the settlement of debt owed to 1288131 Alberta Ltd., in the amount of $62,867.

As a result the extinguishment of the debt, the Company’s investment in 1354166 Alberta had been derecognized from the Company’s Consolidated Financial Statements as at the effective date (February 29, 2016) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows. Upon the disposition of 1354166 Alberta the Company recognized a gain in the amount of $68,489.

The following table presents the statements of operations of 1354166 Alberta for the period set out:

August 31,2016
Revenue
Natural gas sales	$13,998
Expenses
Operating costs	5,170
General and administrative	97
(5,267)
Net income from discontinued operations	$8,731
Earnings per share from discontinued operations, basic and diluted	$0.000

The following table presents the statements of cash flows of 1354166 Alberta for the period set out:

August 31,2016
Cash provided by (used in)
Operating activities
Net income from discontinued operations	$8,731
Item not involving cash
Net changes in non-cash working capital
Accounts receivable	4,955
Accounts payable	14
Cash provided by operating activities, discontinued operations	13,700
Net cash provided by discontinued operations	$13,700

F-28

(formerly: Intelligent Content Enterprises Inc.)

Notes to the Consolidated Financial Statements

August 31, 2017 and 2016 and 2015

(Expressed In Canadian Dollars)

The following table presents the effect of the disposal of 1354166 Alberta on the Consolidated Statement of Financial Position of the Company:

February 29, 2016
Cash	$2,564
Accounts Receivable	3,391
Accounts payable	(14)
Provisions (Note 12)	(11,563)
Net assets and liabilities of 1354166 Alberta	$(5,622)

c)	Dissolution of Dyami Energy, LLC

Effective April 3, 2014, the Company’s former wholly owned subsidiary Dyami Energy, LLC (“Dyami Energy”) was dissolved.

The Company’s investment in Dyami Energy had been derecognized from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations of Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 were previously recorded by the Company as financial liabilities and in the current period recognized as a gain upon de-recognition of financial liabilities.

16.	Subsequent Events

Subsequent to the year ended August 31, 2017, the Company’s Chief Financial Officer advanced the Company $35,000.

Subsequent to the year ended August 31, 2017, the Company received a non interest bearing due on demand loan of US $20,000.

Subsequent to the year ended August 31, 2017, the Company executed a non-binding Letter of Intent with Grown Rogue Unlimited, LLC, an Oregon limited liability company (“Grown Rogue”) according to which it is contemplated that the Company will combine its business operations with Grown Rogue (the “Transaction”) resulting in a reverse take-over of the Company by Grown Rogue. The Transaction as currently contemplated will result in Grown Rogue becoming a wholly-owned subsidiary of the Company or otherwise combining its corporate existence with a wholly-owned subsidiary of the Company. No representation is given that the Transaction will close however if closed as contemplated it is expected that: (a) the current holders of the Company securities will own, and have the right to acquire upon exercise of warrants and options, common shares representing 3.6% of fully diluted common shares of the Resulting Issuer; (b) 55,500,000 post consolidated common shares of the Company (“Nov Shares”), or as adjusted such that the owners of Grown Rogue will own at least 75.9% of the Resulting Issuer on the closing of the Transaction, will be issued to the owners of Grown Rogue in exchange for all of the issued and outstanding equity membership interests of Grown Rogue based on a valuation acceptable to the parties of at least $27,750,000 and Nov Shares being issued at $0.50 per share and (c) purchasers of Offered Securities issued in the Private Placement will own 20.5% of fully diluted common shares of the Resulting Issuer.

Prior to the closing of the Private Placement and the Transaction, if at all, it is intended that the Company will complete a consolidation (the “Consolidation”) of its common shares on the basis of two (2) pre-consolidated common shares for one (1) post-consolidated common share.

F-29